Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)

666 Burrard Street, Suite 3150

Vancouver, British Columbia  V6C 2X8

2.

Date of Material Change

May 13, 2008

3.

News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on May 13, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton announced that it has agreed to purchase 75% of the life of mine silver produced by Farallon Resources Ltd. (“Farallon”), at its Campo Morado property in Guerrero State, Mexico.  The first deposit on the Campo Morado property to be developed will be the high-grade G-9 polymetallic deposit, which Farallon is targeting for production during the third quarter of 2008.

5.

Full Description of Material Change

Silver Wheaton announced that it has agreed to purchase 75% of the life of mine silver produced by Farallon, at its Campo Morado property in Guerrero State, Mexico.  The first deposit on the Campo Morado property to be developed will be the high-grade G-9 polymetallic deposit, which Farallon is targeting for production during the third quarter of 2008.

Silver Wheaton will pay Farallon US$80 million in order to acquire 75% of all silver produced from the Campo Morado property, including the G-9 mine, for the lesser of US$3.90 (subject to a one percent annual adjustment starting in year four after production commences) or the prevailing market price per ounce of silver delivered.  The upfront payment will be made on a draw down basis to fund ongoing capital expenditures at the Campo Morado property.  Payment for the transaction will be drawn from existing credit facilities.  Silver Wheaton will also receive a right of first refusal over any future silver stream involving Farallon.

Cautionary Note Regarding Forward Looking Statements

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and future production from the Campo Morado project.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver, such as the Campo Morado Project, and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Annual Information Form dated March 28, 2008 .  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information, contact Michael Johnson, Chief Legal Officer of Silver Wheaton Corp. at (604) 684-9648.

9.

Date of Report

May 16, 2008.